FORM 11-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

   (Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year ended December 31, 1995

                               OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from __________ to __________

                 Commission file number:  0-7574



                WAUSAU PAPER MILLS COMPANY HOURLY
                   SAVINGS AND INVESTMENT PLAN
 (Full title of the plan and the address of the plan, if different from the issuer named below)



                   WAUSAU PAPER MILLS COMPANY
                       ONE CLARK'S ISLAND
                          P.O. BOX 1408
                      WAUSAU, WI 54402-1408
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                      REQUIRED INFORMATION


                   WAUSAU PAPER MILLS COMPANY
               HOURLY SAVINGS AND INVESTMENT PLAN

         FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                  Year Ended December 31, 1995


                        TABLE OF CONTENTS

                                                             Page

Independent Auditor's Report                                   2

Financial Statements:

     Statements of Net Assets Available for Benefits           4

     Statement of Changes in Net Assets Available for
     Benefits                                                  5

     Notes to Financial Statements                             6

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes          11

     Schedule of Reportable Transactions                      12

                  INDEPENDENT AUDITOR'S REPORT


Employee Benefits Committee of the
  Wausau Paper Mills Company
Wausau, Wisconsin


We have audited the accompanying statements of net assets available for benefits of the WAUSAU PAPER MILLS COMPANY HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Employer's Life Insurance Company of Wausau, the contract administrator of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1994 financial statements, except for comparing the information provided by the contract administrator with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not express an opinion on the Plan's financial statements as of December 31, 1994. The form and content of the information included in the 1994 financial statements, other than that derived from the information certified by the contract administrator, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above, of the WAUSAU PAPER MILLS COMPANY HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1995, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the WAUSAU PAPER MILLS COMPANY HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1995, and changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1995 was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1995, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WIPFLI ULLRICH BERTELSON
Certified Public Accountants


April 18, 1996
Wausau, Wisconsin

                   WAUSAU PAPER MILLS COMPANY
               HOURLY SAVINGS AND INVESTMENT PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                   December 31, 1995 and 1994
                                                             Neuberger   Marshall
                                                 Fidelity    & Berman    & Ilsley
                                     General     Magellan    Guardian    Balanced   Participant
                                     Account       Fund        Fund        Fund        Loans        Total
Net assets available for benefits
  December 31, 1995:
     Investments                   $  160,480  $  783,409  $  279,989  $   71,302  $             $1,295,180
     Participant loans receivable                                                         965           965

Net assets available for benefits  $  160,480  $  783,409  $  279,989  $   71,302  $      965    $1,296,145

Net assets available for benefits
  December 31, 1994:
     Investments                   $   66,872  $  209,507  $   68,326  $   26,347  $             $  371,052
     Contribution receivable
       - Employee (withheld,
       not yet received)                4,606      15,047       4,944       2,015                    26,612

Net assets available for
  benefits                         $   71,478  $  224,554  $   73,270  $   28,362  $             $  397,664

         See accompanying notes to financial statements.

                   WAUSAU PAPER MILLS COMPANY
               HOURLY SAVINGS AND INVESTMENT PLAN
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  Year Ended December 31, 1995


                                                             Neuberger   Marshall
                                                 Fidelity    & Berman    & Ilsley
                                     General     Magellan    Guardian    Balanced   Participant
                                     Account       Fund        Fund        Fund        Loans        Total

Additions:
     Employee contributions      $   124,620    $  405,647  $  150,684  $   43,850   $            $  724,801
     Investment income                 8,239       123,616      36,024       8,168          23       176,070
     Transfers from other funds                     31,823      20,145                     942        52,910

          Total additions            132,859       561,086     206,853      52,018         965       953,781

Deductions:
     Employee benefits and
       withdrawals                                   2,206         134                                 2,340
     Administrative expenses              25            25                                                50
     Transfers to other funds         43,832                                 9,078                    52,910

          Total deductions            43,857         2,231         134       9,078                    55,300

Net additions                         89,002       558,855     206,719      42,940         965       898,481
Net assets available for
  benefits at beginning of
  year                                71,478       224,554      73,270      28,362                   397,664

Net assets available for benefits
  at end of year                  $  160,480    $  783,409  $  279,989  $   71,302  $      965    $1,296,145

         See accompanying notes to financial statements.

                   WAUSAU PAPER MILLS COMPANY
               HOURLY SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of Wausau Paper Mills Company Hourly
Savings and Investment Plan (the "Plan") are maintained on the accrual basis of accounting.

Investment Valuation

Investments are stated at fair value. The investments in the pooled separate account, the common/collective trusts and the registered investment company are based on the fair market value of the investments at the last reported sales price on the last business day of the Plan year including current year income and investment expenses. The fair value of investment in the general account is at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The carrying value of the participant loans approximates market.

Investment income on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends.
Specific detail of investment income is not available from the trustee.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established June 1, 1994. It includes a cash or deferred arrangement (CODA) as described in Section 401(k) of the Internal Revenue Code. Employees who are members of the collective bargaining units represented by United Paperworkers International Union Local 1260 and 1381 AFL-CIO are eligible to participate in the Plan on the first day of the first month coinciding with or next following the 60th full working day of employment.

                   WAUSAU PAPER MILLS COMPANY
               HOURLY SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Contributions

Under the Plan, participants may contribute from 1 percent to 12 percent of their earnings. Individual contributions are limited by Section 402(g) of the Internal Revenue Code adjusted annually for inflation under Section 415(d). The amount of this limitation in 1995 and 1994 was $9,240.

Participant Accounts

Each participant's account is credited with their contributions and plan earnings.

The Plan allows participants to select their investment options from one or more of the following funds:

     General Account - Employers Life Insurance of Wausau General
     Account assets are invested primarily in corporate bonds.
     The rate of interest to be earned each year is determined in advance of each year.

     Balanced Fund - Assets in the common/collected trusts consist of various mixes of stocks, bonds and money markets managed by Marshall & Ilsley Investment Management Corp.

     Growth and Income Equity Fund - The Neuberger & Berman
     Guardian Fund, a registered investment company consist of common stocks that are principally dividend paying.

     Growth Equity Fund - The Fidelity Magellan Fund assets, pooled-separate accounts, managed by Nationwide Life Insurance Company consist primarily of common stock and securities convertible into common stock, of United States, multinational and foreign companies that offer potential for growth.

Participant Loans

Under the Plan, participants are allowed to borrow against their account balance. Loans may not exceed the lesser of 50 percent of the participant's account balance or $50,000, with a repayment period not to exceed 5 years. Each loan will be secured by the remaining vested account balance of the participant, and bear interest at a reasonable rate. Upon termination of employment, outstanding balances become due and payable to the Plan. The administrator is unable to provide a detail of loans receivable by fund type.

Expenses of the Plan

Administrative expenses charged by Employers Life Insurance
Company of Wausau, and all other expenses incurred in conjunction

                   WAUSAU PAPER MILLS COMPANY
               HOURLY SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

with the Plan are paid by Wausau Paper Mills Company, the Plan's sponsor. Investment advisory and management fees are offset against earnings. Loan fees are charged directly to participants' accounts.

Plan Benefits

Upon retirement, disability or death, the value of a participant's account is payable to the participant or a named beneficiary based on the participant's elected payment method. The payment options available are lump-sum, periodic payment or nontransferable annuity. If a participant leaves the Company before retirement age, the pay-out of the participant's account may be delayed until retirement age if the value of the account is $3,500 or greater. Retirement age is age 65.

Vesting

Participants are 100 percent vested in their voluntary contributions and earnings on those contributions. Participant contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

Plan Termination

In the event the Plan is terminated, the trustee will liquidate the assets and distribute the net balance among participants as soon as practicable with each participant receiving an amount proportional to that which the amount in his/her account bears to the aggregate amount in all accounts.

NOTE 3 - INVESTMENTS

A summary of investments at December 31, follows:

     Investments at Fair Value              1995         1994
     General account                      $160,480   $  66,872
     Fidelity Magellan Fund                783,409     209,507
     Neuberger & Berman Guardian Fund      279,989      68,326
     Marshall & Ilsley Balanced Fund        71,302      26,347
     Participant loans                         965

Investment income for the year ended December 31, 1995 follows:
     General account                      $  8,239
     Fidelity Magellan Fund                123,616
     Neuberger & Berman Guardian Fund       36,024
     Marshall & Ilsley Balanced Fund         8,168
     Participant loans                          23

The following is a schedule of investments that individually represent 5 percent of the Plan's net assets at December 31:
                                    1995                     1994
                                    Asset     Percent of     Asset     Percent of
                                  Fair Value  Net Assets   Fair Value  Net Assets
General account                    $160,480     12.4%       $ 66,872      16.8%
Fidelity Magellan Fund              783,409     60.4%        209,507      52.7%
Neuberger & Berman Guardian Fund    279,989     21.6%         68,376      17.2%
Marshall & Ilsley Balanced Fund      71,302      5.5%         26,347       6.6%

                   WAUSAU PAPER MILLS COMPANY
               HOURLY SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


NOTE 4 - TAX-EXEMPT STATUS OF THE PLAN

The Plan is qualified under Section 401 of the Internal Revenue
Code and is exempt from federal and state income taxes. The most recent Internal Revenue Service favorable determination letter is dated August 23, 1995.

NOTE 5 - INFORMATION CERTIFIED BY THE CONTRACT ADMINISTRATOR

Information included in the 1994 net assets available for benefits and the information in the supplemental schedules was prepared or derived from information prepared by the contract administrator. The trustee has obtained certification from the contract administrator that such information is complete and accurate.

                     SUPPLEMENTAL SCHEDULES

                   WAUSAU PAPER MILLS COMPANY
               HOURLY SAVINGS AND INVESTMENT PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        December 31, 1995
                            Description of Investment
  Identity of Issue,        Including Maturity Date,
  Borrower, Lessor, or     Rate of Interest, Collateral,                  Current
     Similar Party            Par or Maturity Value          Cost          Value
Employers Life Insurance     Group Annuity Contract:
  Company of Wausau            General Account 6.7%      $  160,480     $  160,480

Nationwide Life Insurance
  Company                    Pooled Separate Account           *           783,409

Marshall & Ilsley Trust
  Company                     Moderate Balanced Fund           *            71,302

Neuberger & Berman
  Management, Inc.                Guardian Fund                *           279,989

Participant loans            Rate during year 10.75%                           965

                                                         $  160,480     $1,296,145

*The mutual fund assets consist of pooled funds held by the custodian.  The custodian has stated that they cannot provide information regarding the cost of the investments.

There were no investment assets reportable as acquired and disposed of during the year.

                See Independent Auditor's Report.

                   WAUSAU PAPER MILLS COMPANY
               HOURLY SAVINGS AND INVESTMENT PLAN

               SCHEDULE OF REPORTABLE TRANSACTIONS
                  Year Ended December 31, 1995
                                                                      Current
     Identity                                                         Value of     Net
        of                                                   Cost     Asset on    Gain
      Party           Description      Purchase  Selling      of     Transaction   or
     Involved          of Asset          Price    Price      Asset      Date     (Loss)
Neuberger/Berman     Guardian Fund     $ 20,053    N/A     $ 20,053   $ 20,053     N/A

Neuberger/Berman     Guardian Fund      150,684    N/A      150,684    150,684     N/A

Marshall & Ilsley    Moderate
                       Balanced
                       Fund              43,850    N/A       43,850     43,850     N/A

Employers Life     G/A Contract -
                     Gen. Acct.
                        6.7%              N/A    $ 43,739     N/A       43,739     N/A

Employers Life     G/A Contract -
                     Gen. Acct.
                        6.7%            124,618    N/A      124,618    124,618     N/A

Nationwide Life     Pooled S/A -
                      Fidelity
                      Magellan           31,823    N/A       31,823     31,823     N/A

Nationwide Life     Pooled S/A -
                      Fidelity
                      Magellan          405,648    N/A      405,648    405,648     N/A

                See Independent Auditor's Report.

                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         WAUSAU PAPER MILLS COMPANY
                         HOURLY SAVINGS AND INVESTMENT PLAN




DATE: April 25, 1996
                         LARRY A. BAKER
                         Larry A. Baker
                         Trustee

                                                      EXHIBIT (23)

               CONSENT OF INDEPENDENT ACCOUNTANTS


     We consent to the incorporation by reference in the Registration Statement on Form S-8 of Wausau Paper Mills Company relating to the registration of 25,000 shares of its common stock, no par value, in connection with the Wausau Paper Mills Company Hourly Savings and Investment Plan (the "Plan") of our report dated April 18, 1996 appearing in Plan's annual report on Form 11-K for the year ended December 31, 1995.



                         WIPFLI ULLRICH BERTELSON

                         WIPFLI ULLRICH BERTELSON

April 25, 1996
Wausau, Wisconsin